IN THE CIRCUIT COURT OF THE
                                            17TH JUDICIAL CIRCUIT IN AND
                                             FOR BROWARD COUNTY, FLORIDA


NATIONSRENT, INC., a Delaware
corporation,

                  Plaintiff,

vs.

UNITED RENTALS, INC., a Delaware
corporation, UR ACQUISITION
CORPORATION, a Delaware
corporation, BRADLEY S. JACOBS,
JOHN N. MILNE, and GOLDMAN
SACHS & CO., a New York limited
partnership,

                  Defendants.
---------------------------------/


                                 COMPLAINT

      Plaintiff NationsRent, Inc. ("NationsRent"), by counsel, alleges for its Complaint, upon knowledge with respect to its own acts and upon information and belief as to all other matters, as follows:

                            Nature of the Action

      1. NationsRent brings this action for injunctive and other relief against defendant United Rentals, Inc. ("URI"), to stop URI's tortious interference with NationsRent's January 20, 1999, merger agreement with Rental Service Corp. (the "Merger Agreement").

      2. NationsRent is a publicly-traded company headquartered at 450 East Las Olas Boulevard, Ft. Lauderdale, Florida. NationsRent is engaged in the business of renting construction and other heavy equipment. Defendant United Rentals, Inc. ("URI"), is the largest equipment rental company in North America, with annual revenues exceeding $1 billion. URI has acted unlawfully, and continues to act unlawfully, in an effort to prevent NationsRent from completing an agreed-upon merger with Rental Service Corporation ("RSC"). RSC, like NationsRent, is a significantly smaller rival of URI's in the equipment rental industry. On January 20, 1999, NationsRent and RSC entered into the Merger Agreement to create a new combined company that could achieve business efficiencies and more effectively compete against rivals including URI, the largest company in the industry, thereby maximizing shareholder value and benefitting both companies and their employees.

      3. The January 20, 1999, Merger Agreement was not meant to foreclose either party from considering, in certain circumstances, other mergers or business combinations that might be proposed prior to consummation of the NationsRent - RSC merger. NationsRent and RSC agreed, however, that neither party would withdraw from the proposed NationsRent - RSC merger unless genuinely offered a truly "Superior Proposal." As defined in the agreement, a "Superior Proposal" is one that, in the good faith determination of the board of either company, is "more favorable," after taking into account certain specified criteria, including, among other things, financing of the proposal.

      4. In addition, the parties agreed that if either party accepted such a "Superior Proposal" and thereby terminated the NationsRent - RSC merger, that party would reimburse the other party for expenses and pay the other party liquidated damages in the form of a $35 million termination fee.

      5. After NationsRent and RSC had announced the Merger Agreement, URI, using a specially created takeover vehicle called UR Acquisition Corp., announced a hostile tender offer to purchase all of RSC's stock and took other actions to interfere with the NationsRent - RSC merger. URI premised its actions on fundamental misrepresentations to RSC shareholders. Among these representations were public statements by URI's Chairman and Chief Executive Officer, Bradley Jacobs, and URI's Chief Acquisition Officer, John N. Milne, that URI had firmly secured $2 billion in financing for its proposed acquisition of RSC. For example, Mr. Jacobs asserted in a press release on April 5, 1999, that "United Rentals has a firm commitment from Goldman Sachs & Co. to provide $2 billion in financing to complete the transaction and for other corporate purposes." In fact, URI admits in its "Offer to Purchase" filed with the Securities and Exchange Commission that "there can be no assurance the [financing] will be consummated."

      6. URI has also sought to coerce RSC into disavowing its Merger Agreement with NationsRent by commencing near simultaneous lawsuits in Delaware and Connecticut (URI's home jurisdiction) and engaging in harassing and abusive litigation tactics. Among other things, URI engaged private investigators to follow and surveil the CEO of RSC, knowing that he is suffering from a serious medical condition. This conduct was so egregious that when the Delaware Court learned of URI's tactics, it entered a protective order to stop them. URI has also solicited RSC shareholders' consent to appoint six current URI board members to the RSC Board. In response, RSC has filed a claim in the Connecticut lawsuit discussed above asserting that such an action, and the interlocking boards of directors that URI seeks, is a violation of the federal antitrust laws.

      7. The obvious intention of URI's conduct is to break up the NationsRent - RSC deal and destroy NationsRent's rights under the Merger Agreement. In fact, the URI tender offer is specifically conditioned on a requirement that RSC breach an obligation to NationsRent - namely, the payment of a termination fee - included in the Merger Agreement. Under Florida law, URI's actions are clearly tortious. Among other things, defendants falsely represented that URI has a "firm commitment" for financing its hostile tender offer, URI seeks to have RSC's board and shareholders view its offer as a "Superior Proposal" that would justify terminating the merger with NationsRent. The Merger Agreement expressly identifies financing as a factor in determining whether a proposal is "superior." In fact, URI's offer is not fully financed, and is not a "Superior Proposal."

      8. By this suit, NationsRent seeks to prevent the defendants from continuing to interfere with its contractual rights under the Merger Agreement and with the advantageous business relationship between NationsRent and RSC. Absent injunctive relief, NationsRent also seeks in the alternative to recover from URI and the other defendants the substantial damages that NationsRent has sustained, and/or will sustain in the future, by reason of defendants' wrongful acts.

                                  Parties

      9. NationsRent is a Delaware corporation with its principal place of business in Broward County, Florida. It is one of Broward County's largest businesses and has 24 existing locations throughout the state of Florida (with 4 construction locations planned for 1999). NationsRent currently employs more than 440 people in Florida and has an estimated 1999 payroll in Florida of more than $16 million.

      10. Defendant URI is a Delaware corporation. URI (i) is present in, and conducts business in, Broward County, and (ii) owns or operates at least eighteen stores in the State of Florida.

      11. Defendant UR Acquisition Corp. ("UR Acquisition") is a Delaware corporation. UR Acquisition is a wholly-owned subsidiary of URI set up as a part of defendants' plan to tortiously interfere with NationsRent's existing and prospective business relationships with RSC.

      12. Defendant Bradley S. Jacobs ("Jacobs") is Chairman, Chief Executive Officer, and a director of URI.

      13. Defendant John N. Milne ("Milne") is Vice Chairman, Chief Acquisition Officer, and a director of URI.

      14. Defendant Goldman Sachs & Co. ("Goldman"), an investment banking firm headquartered in New York City, is a limited partnership organized under the laws of the State of New York. Goldman is present in and conducts business in the State of Florida. Goldman maintains offices in Miami, Florida, and has designated a registered agent located in Plantation, Florida. In exchange for "substantial fees," Goldman has knowingly permitted URI to make repeated public announcements that Goldman has "committed" $2 billion to finance a purported offer by URI to purchase RSC, and has otherwise counseled and assisted URI and the other defendants in their unlawful acts described herein. URI has agreed to indemnify Goldman in the event that Goldman is sued in connection with its role in the URI offer.

                           Jurisdiction and Venue

      15. This is an action for equitable relief in which the amount in controversy exceeds Fifteen Thousand Dollars ($15,000) exclusive of costs, interest, and attorneys' fees. This Court has jurisdiction pursuant to Sections 26.012, 48.193(1), and 48.193(2), Florida Statutes, and otherwise.

      16. Defendants' acts, individually and collectively, have caused and will continue to cause substantial harm in Broward County.

      17. Each defendant was and is a voluntary, knowing, and willing participant in the conspiracy charged herein. Personal jurisdiction is proper over each defendant based on the acts of the co-conspirators. Each defendant knew or should have known that the defendant's own acts and the acts of the co-conspirators would have substantial effects in furtherance of the conspiracy in Florida. Each defendant knew or should have known that acts committed outside Florida would have substantial effects in Florida. Finally, the effects in Florida were a direct and foreseeable result of each defendant's conduct in furtherance of the conspiracy.

      18.   Venue is appropriate in Broward County pursuant to Sections
47.011 and 47.051, Florida Statutes, and otherwise.

                             Factual Background

The Merger Agreement

      19. In an agreement dated as of January 20, 1999, NationsRent and RSC agreed to merge in a stock-for-stock exchange. (A copy of the Merger Agreement is attached as Exhibit A) The Merger Agreement was executed in writing, formally approved by both boards of directors, signed on behalf of each corporation by its respective president, and made public in a press release on January 20, 1999.

      20. Section 6.2.1 of the Merger Agreement between NationsRent and RSC contemplates that either party may consider an "Acquisition Proposal" under certain circumstances. See App. Ex. A at 00028-30. Specifically, the Agreement permits "negotiating with or furnishing information to any Person who has made a bona fide written Acquisition Proposal" or "recommending (and in connection therewith, withdrawing or modifying its approval or recommendation of this Agreement, the Merger or the other transactions contemplated hereby) such an Acquisition Proposal to its shareholders" so long as any "such Acquisition Proposal is a Superior Proposal." Id. at 00029.

      21. A "Superior Proposal" is defined as any "Acquisition Proposal" that the board of directors "in its good faith judgment" considers "to be more favorable" to its shareholders and to the Company. Id. The Agreement expressly provides that among the factors a board should consider in making such a determination are "all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal." Id. (emphasis supplied).

      22. The Merger Agreement also includes customary termination provisions. These provisions, provide, among other things, that in the event either of the parties is unwilling or unable to consummate the merger for certain specified reasons - including acceptance of a "Superior Proposal" under the conditions discussed above - the other party is entitled: (i) to $5,000,000 as reimbursement for "expenses in connection with the negotiation and execution of, and its performance of its obligations under this Agreement" and (ii) $35,000,000 "as liquidated damages" (the "Termination Provisions"). See App. Ex. A at 00045.

Uri Launches a Tender Offer Conditioned
Upon the Elimination of Nationsrent's
Rights Under the Merger Agreement

      23. On April 5, 1999, more than two months after the Merger Agreement was publicly announced, defendants announced a tender offer (the "URI Tender Offer") purporting to offer to purchase all of the outstanding shares of RSC common stock at $22.75 per share.

      24. URI's Offer to Purchase, filed with the Securities and Exchange Commission as part of a Tender Offer Statement, also reveals that the URI Tender Offer is conditioned upon the elimination of RSC's obligations under the binding Merger Agreement with NationsRent.

      25. The Offer to Purchase expressly states that it is conditioned upon (i) "the Merger Agreement [having] been terminated" and (ii) "the termination fee and expense reimbursement provisions in the Merger Agreement having been invalidated, or the obligation to pay any amounts pursuant to such provisions having been terminated, without any termination fee or expense reimbursement, or any portion thereof, having been paid by the company or any of its affiliates pursuant to the Merger Agreement or otherwise."

      26. Similarly, with respect to NationsRent's option to acquire 19.9% of the stock of RSC pursuant to the Merger Agreement, the Offer to Purchase states that URI's Tender Offer is conditioned upon "the option held by NationsRent to purchase up to 19.9% of the outstanding shares having been terminated or invalidated without any shares having been issued thereunder."

      27. Simply put, URI announced on April 5, 1999, that the uncompensated elimination and destruction of NationsRent's rights under the Merger Agreement is a fundamental condition precedent to URI's bid to buy RSC.

Defendants' Misleading Statements

      28. Both at the time of the URI Tender Offer and repeatedly since the URI Tender Offer was announced, defendants have made a number of public statements (through press releases, media interviews, and other public pronouncements) which dramatically mischaracterize the terms of the URI Tender Offer, misrepresent and/or conceal material conditions of the URI Tender Offer, and are designed to mislead RSC shareholders into believing that the URI Tender Offer is more advantageous to RSC shareholders than the Merger Agreement between NationsRent and RSC. These public statements were disseminated into, and received in, among other places, Broward County, Florida.

      29. By way of example only, Jacobs has repeatedly and publicly stated that the URI Tender Offer was "fully financed" and offered "certainty." In an interview with Reuters at the time the URI Tender Offer was made (on April 5, 1999), Jacobs asserted that URI had secured all of the financing necessary to purchase the outstanding common stock of RSC, stating:

            We are prepared to move quickly, it's all cash and its
            all fully financed . . . . We offer certainty and no
            lingering doubts because it's a cash offer.

      30. In press release issued by URI on the same day (April 5, 1999), Jacobs said that "we have asked that the Rental Service Board carefully consider the certainty . . . we are offering to RSC shareholders."

      31.   The URI press release also stated that:

            United Rentals has a firm commitment from Goldman
            Sachs & Co. to provide $2 billion in financing to complete the transaction and for other corporate purposes.

      32. Similarly, in a presentation to investment analysts on April 14, 1999, Milne described the URI Tender Offer as "attractive" because of the "certainty of getting cash."

      33. The April 5, 1999, press release and the April 14, 1999, presentation, as well as defendants' other false and misleading public statements, were disseminated into, and received by, the entire investment community, including, but not limited to, the investment community in Broward County, Florida.

The Concealed Financing Contingency

      34. Despite the repeated public announcements made by defendants regarding the URI Tender Offer, URI does not have a firm, unconditional financing commitment from Goldman, or from any other financing source.

      35. On April 5, 1999, URI filed with the SEC a Tender Offer Statement on Schedule 14D-1. This filing provided further information regarding the URI Tender Offer, including a description of URI's "Offer to Purchase." The Offer to Purchase states: "Although [URI] expects that the [financing] will be available to provide funds for the consummation of the Offer . . . there can be no assurance that the [financing] will be consummated."

      36. The Offer to Purchase also reveals that Goldman's financing is subject to many material and unilateral conditions, including: (i) the completion of loan documents; (ii) Goldman's determination of whether there has been any adverse change to URI's or RSC's general affairs, management, prospects, or financial position; (iii) no disruption of financial or capital markets; and, (iv) no litigation that may have a material impact on URI's or RSC's general affairs, management, prospects, or financial position.

      37. Despite the conditional nature of Goldman's financing, the first page of the Offer to Purchase - which lists a number of conditions of the URI Tender Offer - did not mention any financing condition. Similarly, in the introduction to the Offer to Purchase, under the heading "CERTAIN CONDITIONS TO THE OFFER," URI describes a number of conditions to the URI Tender Offer. Again, however, no financing condition is discussed.

      38. By contrast, buried deep within the Offer to Purchase, URI reveals that it can elect not to proceed with the purchase of RSC stock pursuant to the URI Tender Offer if, in its sole judgment, certain conditions arise that make it inadvisable to proceed with the purchase. The tenth and last of the listed conditions is URI's failure to obtain the requisite financing.

      39. Notwithstanding the numerous material conditions and contingencies to Goldman's financing, Goldman has knowingly allowed URI and/or the other defendants to state publicly that the URI Tender Offer is a "fully financed . . . cash offer," that it offer[s] certainty and no lingering doubts," and that it includes a "commitment from Goldman Sachs &
Co. to provide $2 billion in financing to complete the transaction . . . ."
Goldman has nowhere contradicted these public statements.

      40. Goldman is receiving substantial fees for its strategic advice and participation in the Tender Offer, and stands to receive even larger payments in the event URI succeeds in breaking up the merger between NationsRent and RSC. In this regard, Goldman shares, and has sought to advance, a common purpose with the other defendants, through the actions described herein and otherwise.

The Offer to Purchase is Illusory and Intended to Mislead
Rsc Shareholders Into Abandoning the Nationsrent Merger

      41. In connection with the Offer to Purchase, URI has attempted to lure RSC shareholders into accepting the URI Tender Offer and cause RSC to abandon its merger agreement with NationsRent. For example: (i) URI has publicly asserted in the financial press that the Tender Offer is "fully financed" and "all cash," when, in fact, URI has no assurance that its financing will be consummated; (ii) Jacobs has suggested, in his Reuters' interview and otherwise, that the URI Tender Offer does not include a financing condition, when, in fact, buried deep within the Offer to Purchase URI has reserved the right to withdraw or abandon the URI Tender Offer if it cannot obtain satisfactory financing; and, (iii) URI has publicly stated that it is "prepared to move quickly," that the URI Tender Offer is "fully financed," and that it provides the "certainty of getting cash," when, in fact, the URI Tender Offer is subject to multiple conditions that cannot possibly be fulfilled before the expiration of the Tender Offer.

      42. With these concealed contingencies, the URI Tender Offer is a sham. By making the offer contingent on the termination of RSC's contractual obligations without performance or compensation to NationsRent
- an event which almost certainly will never occur - URI's offer is both misleading and illusory.

      43. Moreover, URI and the other defendants are fully aware that the contingencies which would require and permit URI to acquire RSC are not likely to happen but, upon information and belief, have nevertheless undertaken their course of action for the wrongful purpose of undermining the merger and the relationship between NationsRent and RSC, irrespective of the consequences.

Uri's Improper Tactics

      44. Not satisfied to rely solely upon a campaign of misrepresentations to procure the wrongful breach of the Merger Agreement and destroy the advantageous business relationships between NationsRent and RSC, the defendants also have sought to advance their goal through abusive litigation tactics designed to coerce and harass the RSC board of directors.

      45. In a cynical move to portray itself as representing the interests of the target in connection with its hostile takeover bid, URI recently bought 100 shares of RSC stock. Then, on the day of its Tender Offer, URI - adopting the guise of a representative of RSC's shareholders - sued the RSC board of directors in Delaware Chancery Court claiming that the decision by RSC to enter into the Merger Agreement in January 1999 constituted a breach of fiduciary duty. The suit named the principal officers and directors of RSC as individual defendants and was plainly calculated to harass and pressure RSC into acceding to URI's demand that RSC breach its agreement with NationsRent.

      46. URI's litigation tactics in the Delaware action included assigning private investigators to follow and harass the chairman of RSC, knowing he was suffering from a serious medical condition. URI's actions were brought to the attention of the Delaware court, which felt compelled to enter a protective order to stop them.

      47. On April 7, 1999, URI filed a separate suit in federal court in Connecticut and, simultaneously, sought via a consent solicitation to replace the current RSC board of directors with its own slate of directors
- six of whom are directors of URI. If URI had been successful in replacing RSC's directors with its own directors, URI and RSC would be controlled by the same group of directors. In its response to URI's Connecticut complaint, RSC filed a counterclaim charging that URI's misrepresentations regarding its tender offer are unlawful under Sections 14(d) and 14(e) of the Exchange Act, 15 U.S.C. ss.ss. 78(n)d & 78(n)e, and that its attempt to install six URI directors as RSC directors would result in a violation of
Section 16 of the Clayton Act, 15 U.S.C. ss. 19, which prohibits interlocking directorships.

      48. The conduct of the defendants has irreparably harmed and, unless enjoined, will continue to irreparably harm NationsRent by depriving it of the unique opportunity to merge with RSC. NationsRent's resulting injury is not adequately compensable in monetary damages and, therefore, NationsRent has no adequate remedy at law.

      49. NationsRent has retained the undersigned counsel to represent it in this action and is obligated to pay its counsel a reasonable fee for their services on its behalf.

      50. All conditions precedent to the bringing of this action have been performed, have been waived, or have occurred.

                                  COUNT I
                   (Tortious Interference With Contract)

      51. The allegations in paragraphs 1 through 50, inclusive, are incorporated herein by reference.

      52. The Merger Agreement is a binding contract between NationsRent and RSC.

      53. At all material times, each of the defendants had knowledge of the Merger Agreement.

      54. Each of the defendants has intentionally, directly, improperly, and without any justification or privilege interfered with the contractual rights of NationsRent contained in the Merger Agreement.

      55. NationsRent has been damaged as a result of the intentional and unjustified actions of defendants.

                                  COUNT II
      (Tortious Interference With Advantageous Business Relationships)

      56. The allegations in paragraphs 1 through 50, inclusive, are incorporated herein by reference.

      57. Through the Merger Agreement and otherwise, NationsRent has formed valuable existing and prospective advantageous business relationships with RSC, the board of directors of RSC, and RSC shareholders.

      58. At all material times, defendants knew that NationsRent had valuable existing and prospective advantageous business relationships with RSC, the board of directors of RSC, and RSC shareholders.

      59. Notwithstanding their knowledge of these valuable existing and prospective advantageous business relationships, defendants intentionally, directly, improperly, and without any justification or privilege interfered with the aforementioned existing and prospective advantageous business relationships.

      60. As a direct and proximate result of defendants' intentional interference with NationsRent's existing and prospective advantageous business relationships with RSC, the board of directors of RSC, and RSC shareholders, NationsRent has incurred actual and substantial damages, and will continue to incur damages.

                                 COUNT III
        (Civil Conspiracy to Tortiously Interfere With Contract and With Existing and Prospective Advantageous Business Relationships)

      61. The allegations in paragraphs 1 through 50, inclusive, are incorporated herein by reference.

      62. Through the Merger Agreement and otherwise, NationsRent has formed valuable existing and prospective advantageous business relationships with RSC, the board of directors of RSC, and RSC shareholders.

      63. At all material times, defendants knew that NationsRent had a contract and existing and prospective advantageous business relationships with RSC, the board of directors of RSC, and RSC shareholders.

      64. Notwithstanding their knowledge of the contract and the valuable existing and prospective advantageous business relationships, defendants intentionally, directly, improperly, and without any justification or privilege interfered with the aforementioned existing and prospective advantageous business relationships.

      65. Defendants conspired together to accomplish the aforementioned tortious interference by acting in combination, each sharing in the common purpose of improperly undermining the Merger Agreement between NationsRent and RSC and of wrongfully terminating and destroying NationsRent's existing and prospective advantageous business relationships with RSC, the board of directors of RSC, and RSC shareholders all to the detriment of NationsRent.

      66. As a direct and proximate result of defendants' conspiracy to intentionally and tortiously interfere with NationsRent's contract and existing and prospective advantageous business relationships, NationsRent has incurred actual and substantial damages, and will continue to incur damages.

                             Prayer for Relief

      WHEREFORE plaintiff NationsRent, Inc., respectfully prays that the Court enter judgment in its favor and against defendants, as follows:

      A. Temporarily, preliminarily, and permanently enjoining URI, UR Acquisition, Goldman, and each of the individual defendants, as well as their respective employees, agents, and all persons acting on their behalf, from taking any further action to interfere with the Merger Agreement;

      B. Awarding NationsRent, in the alternative, money damages resulting from defendants' unlawful conduct, including costs, prejudgment interest, and, upon motion to be filed by NationsRent pursuant to Section 768.72, Florida Statutes, punitive damages; and,

      C. Granting such other and further relief to NationsRent as the Court may deem just and proper.

                                JURY DEMAND

      Plaintiff NationsRent, Inc., hereby demands trial by jury as to all issues triable by right to a jury.

                              Respectfully submitted,

Dated: April 30, 1999         AKERMAN, SENTERFITT & EIDSON, P.A.
                              Attorneys for NationsRent, Inc.
                              Las Olas Center, Suite 950
                              450 East Las Olas Boulevard
                              Fort Lauderdale, Florida 33301-4200
                              Telephone: (954) 463-2700
                              Facsimile: (954) 463-2224

                                    - and -

                              SunTrust International Center
                              Suite 2800
                              One Southeast Third Avenue
                              Miami, Florida  33131-1704
                              Telephone: (305) 374-5600
                              Facsimile: (305) 374-5095

                              By: /s/ John F. O'Sullivan
                                 _____________________________
Of Counsel:                      LARRY A. STUMPF
                                 Florida Bar No. 280526
David Boies                      JOHN F. O'SULLIVAN
Stephen R. Neuwirth              Florida Bar No. 0143154
Eric J. Brenner                  PAUL R. REGENSDORF
BOIES & SCHILLER LLP             Florida Bar No. 0152395
Attorneys for NationsRent
80 Business Park Avenue       James Fox Miller
Armonk, New York 10504        MILLER, SCHWARTZ AND MILLER, P.A.
Telephone: (914) 273-9800     4040 Sheridan Street
Facsimile: (914) 273-9810     P.O. Box 7259
- and -                       Hollywood, Florida  33081-1259
2435 Hollywood Boulevard      Telephone: (954) 962-2000
Hollywood, Florida  33020     Facimile:  (954) 961-2124